CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 which is to be filed on or about July 15, 2008, of our reports, each dated March 14, 2008, relating to the financial statements and financial highlights of Kohlberg Capital Corporation for the year ended December 31, 2007 (which expresses an unqualified opinion and includes an explanatory paragraph relating to the valuation of investments whose fair values have been estimated by management in the absence of readily determinable fair values), and the effectiveness of Kohlberg Capital Corporation’s internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

New York, New York
July 15, 2008